                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                              LSB INDUSTRIES, INC.

                ------------------------------------------------
                                (Name of Issuer)

                Shares of Common Stock, par value $0.10 per share

                ------------------------------------------------
                         (Title of Class of Securities)

                                    502160104

                ------------------------------------------------
                                 (CUSIP NUMBER)

                       Jayhawk Capital Management, L.L.C.
                           Attention: Kent C. McCarthy
                          8201 Mission Road, Suite 110
                          Prairie Village, Kansas 66208
                            Tel. No.: (913) 642-2611
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

         May 1, 2002, June 1, 2002, October 31, 2002 and March 27, 2003*
         ---------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [_]

(* See response to item 3.)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------

--------------------------------------------------------------------------------
 CUSIP No. 502160104                   13D/A

--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Kent C. McCarthy
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        PF, AF
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            2,762,081 (includes 1,401,081 shares of common stock
                            receivable upon conversion of 323,650 shares of
                            $3.25 Convertible Exchangeable Class C Preferred
       NUMBER OF            Stock, Series 2, and 112,500 shares of common stock
        SHARES              that may be acquired upon exercise of warrants
     BENEFICIALLY           exercisable within 60 days of the date of this
       OWNED BY             Statement)
         EACH          ---------------------------------------------------------
       REPORTING        8   SHARED VOTING POWER
      PERSON WITH
                            0
                       ---------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            2,762,081 (includes 1,401,081 shares of common stock
                            receivable upon conversion of 323,650 shares of
                            $3.25 Convertible Exchangeable Class C Preferred
                            Stock, Series 2, and 112,500 shares of common stock
                            that may be acquired upon exercise of warrants
                            exercisable within 60 days of the date of this
                            Statement)
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,762,081 (includes 1,401,081 shares of common stock receivable upon conversion of 323,650 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, and 112,500 shares of common stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this Statement)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

--------------------------------------------------------------------------------
     CUSIP No. 502160104                  13D/A

--------------------------------------------------------------------------------
       1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Jayhawk Capital Management, L.L.C. (48-1172612)
--------------------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
       3   SEC USE ONLY

--------------------------------------------------------------------------------
       4   SOURCE OF FUNDS*

           WC, AF
--------------------------------------------------------------------------------
       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [_] TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
       6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

                              2,458,050 (includes 1,298,050 shares of common
                              stock receivable upon conversion of 299,850 shares
                              of $3.25 Convertible Exchangeable Class C
                              Preferred Stock, Series 2, and 112,500 shares of
                              common stock that may be acquired upon exercise of
                              warrants exercisable within 60 days of the date of
                              this Statement)
     NUMBER OF      ------------------------------------------------------------
       SHARES          8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                0
        EACH        ------------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER
    PERSON WITH
                              2,458,050 (includes 1,298,050 shares of common
                              stock receivable upon conversion of 299,850 shares
                              of $3.25 Convertible Exchangeable Class C
                              Preferred Stock, Series 2, and 112,500 shares of
                              common stock that may be acquired upon exercise of
                              warrants exercisable within 60 days of the date of
                              this Statement)
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,458,050 (includes 1,298,050 shares of common stock
                    receivable upon conversion of 299,850 shares of $3.25
                    Convertible Exchangeable Class C Preferred Stock, Series 2,
                    and 112,500 shares of common stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this Statement)
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         [_]
--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.8%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*

                    IA
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
     CUSIP No. 502160104                  13D/A

--------------------------------------------------------------------------------
       1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Jayhawk Institutional Partners, L.P. (48-1172611)
--------------------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
       3   SEC USE ONLY

--------------------------------------------------------------------------------
       4   SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [_] TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
       6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

                              1,850,692 (includes 690,692 shares of common stock
                              receivable upon conversion of 159,550 shares of
                              $3.25 Convertible Exchangeable Class C Preferred
                              Stock, Series 2, and 112,500 shares of common
                              stock that may be acquired upon exercise of
                              warrants exercisable within 60 days of the date of
                              this Statement)
     NUMBER OF      ------------------------------------------------------------
       SHARES          8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                0
        EACH        ------------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER
    PERSON WITH
                              1,850,692 (includes 690,692 shares of common stock
                              receivable upon conversion of 159,550 shares of
                              $3.25 Convertible Exchangeable Class C Preferred
                              Stock, Series 2, and 112,500 shares of common
                              stock that may be acquired upon exercise of
                              warrants exercisable within 60 days of the date of
                              this Statement)
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,850,692 (includes 690,692 shares of common stock
                    receivable upon conversion of 159,550 shares of $3.25
                    Convertible Exchangeable Class C Preferred Stock, Series 2,
                    and 112,500 shares of common stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this Statement)
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         [_]
--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.0%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
     CUSIP No. 502160104                  13D/A

--------------------------------------------------------------------------------
       1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Jayhawk Investments, L.P. (48-1172620)
--------------------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
       3   SEC USE ONLY

--------------------------------------------------------------------------------
       4   SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [_] TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
       6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

                              370,562 (includes 370,562 shares of common stock
                              receivable upon conversion of 85,600 shares of
                              $3.25 Convertible Exchangeable Class C Preferred
                              Stock, Series 2)
     NUMBER OF      ------------------------------------------------------------
       SHARES          8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                0
        EACH        ------------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER
    PERSON WITH
                              370,562 (includes 370,562 shares of common stock
                              receivable upon conversion of 85,600 shares of
                              $3.25 Convertible Exchangeable Class C Preferred
                              Stock, Series 2)
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    370,562 (includes 370,562 shares of common stock
                    receivable upon conversion of 85,600 shares of $3.25
                    Convertible Exchangeable Class C Preferred Stock, Series 2)
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         [_]
--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D/A

         This Amendment No. 2 to Schedule 13D (the "Amendment") is being filed on behalf of Jayhawk Institutional Partners, L.P., a Delaware limited partnership ("Jayhawk Institutional"), Jayhawk Investments, L.P., a Delaware limited partnership ("Jayhawk Investments"), their general partner, Jayhawk Capital Management, L.L.C., a Delaware limited liability company ("Jayhawk"), and its manager, Kent C. McCarthy. This Schedule 13D amends the initial statement on Schedule 13D (the "Original 13D") relating to shares of common stock of LSB Industries, Inc., a Delaware corporation (the "Issuer") as filed with the Securities and Exchange Commission (the "Commission") on January 18, 2001, as amended by Amendment No. 1 filed with the Commission on March 22, 2002 (the "Original 13D"). The Original 13D is hereby amended as follows:

Item 3.    Source and Amount of Funds

         Item 3 of the Original 13D is hereby amended and restated in its entirety to read as follows:

         As of February 18, 2002, Jayhawk Investments had invested $768,760 in shares of Common Stock and shares of $3.25 Convertible Exchangeable Class C Preferred Stock ("Class C Preferred Stock"); Jayhawk Institutional had invested $1,388,502 in shares of Common Stock and Class C Preferred Stock; and Mr. McCarthy had invested $435,935 in shares of Common Stock and Class C Preferred Stock. The above amounts include any brokerage commissions incurred in the investments. The source of these funds was the working capital of each entity and the personal funds of Mr. McCarthy, and reported as such in Amendment No. 1 to the Original 13D filed March 22, 2002 (Amendment No. 1).

         On March 27, 2003, Jayhawk Institutional purchased 450,000 shares of Common Stock and warrants to purchase 112,500 shares of Common Stock for an aggregate purchase price of $1,570,500. The source of funds for this transaction was the working capital of Jayhawk Institutional.

         *Kent McCarthy is the manager and sole member of Jayhawk, the General Partner and Manager for joint filers Jayhawk Institutional and Jayhawk Investments, and non-filer Lucky Henry, L.P., a Delaware Limited Partnership ("Lucky Henry"), an entity formed in 2002. Since February 18, 2002, except for the March 27, 2003 acquisition, Kent McCarthy's over-all beneficial ownership interest in the Issuer did not change from the 16.5% noted in Amendment No. 1, although a small number of shares were sold (2,500 Shares of Common Stock) and a small number of shares were gifted to charity (1,200 Shares of Class C Preferred Stock, Series 2 (the "Class C Preferred Stock")). However, shares of Common Stock and Class C Preferred Stock were transferred between Kent McCarthy, Jayhawk Institutional, Jayhawk Investments and Lucky Henry, with appropriate adjustments noted to capital accounts related to Kent McCarthy and Jayhawk without the direct transfer of any funds. These transfers occurred on May 1, 2002, June 1, 2002 and October 31, 2002, and were not believed to be of such a nature to require the filing of an amendment to the 13D since, as of the date of the transfers, Kent McCarthy and Jayhawk combined were the exclusive partners in Jayhawk Institutional and Lucky Henry, and combined held approximately 99% of the partnerships interests in Jayhawk Investments.

     A statement showing all the sales, gifts and transfers by the reporting parties of the Issuers Common Stock and Class C Preferred Stock since February 18, 2002, is attached hereto as Annex A.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Original 13D is hereby amended and restated in its entirety to read as follows:

     (a) As of the date hereof, Mr. McCarthy beneficially owns 2,762,081 shares of Common Stock (which includes 1,401,081 shares of Common Stock receivable upon conversion of 323,650 shares of Class C Preferred Stock and 112,500 shares of Common Stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement), which represents 19.8% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,762,081 shares beneficially owned by Mr. McCarthy by (ii) the sum of (A) 11,964,000 shares of Common Stock outstanding as of September 30, 2002 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2002, (B) the 450,000 shares of Common Stock issued to Jayhawk Institutional on March 27, 2003, (C) the 1,401,081 shares of Common Stock receivable upon conversion of the Class C Preferred Stock and (D) the 112,500 shares of Common Stock issuable upon the exercise of warrants.

     As of the date hereof, Jayhawk beneficially owns 2,458,050 shares of Common Stock (which includes 1,298,050 shares of Common Stock receivable upon conversion of 299,850 shares of $3.25 convertible exchangeable class C Preferred Stock and 112,500 shares of Common Stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement), which represents 17.8% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,458,050 shares beneficially owned by Jayhawk by (ii) the sum of (A) 11,964,000 shares of common stock outstanding as of September 30, 2002 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2002, (B) the 450,000 shares of Common Stock issued to Jayhawk Institutional on March 27, 2003, (C) the 1,298,050 shares of Common Stock receivable upon conversion of the Class C Preferred Stock and (D) the 112,500 shares of Common Stock issuable upon the exercise of warrants.

     As of the date hereof, Jayhawk Institutional beneficially owns 1,850,692 shares of Common Stock (which includes 690,692 of Common Stock receivable upon conversion of 159,550 shares of Class C Preferred Stock), which represents 14.0% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,850,692 shares beneficially owned by Jayhawk Institutional by (ii) the sum of (A) 11,964,000 shares of Common Stock outstanding as of September 30, 2002 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2002, (B) the 450,000 shares of Common Stock issued to Jayhawk Institutional on March 27, 2003, (C) the 690,692 shares of Common Stock receivable upon conversion of the Class C Preferred Stock and (D) the 112,500 shares of Common Stock issuable upon the exercise of warrants.

        As of the date hereof, Jayhawk Investments beneficially owns 370,562 shares of Common Stock (which includes 370,562 shares of Common Stock receivable upon conversion of 85,600 shares of Class C Preferred Stock), which represents 2.9% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 370,648 shares beneficially owned by Jayhawk Investments by
(ii) the sum of (A) 11,964,000 shares of Common Stock outstanding as of September 30, 2002 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2002, (B) the 450,000 shares of Common Stock issued to Jayhawk Institutional on March 27, 2003 and (C) the 370,562 shares of Common Stock receivable upon conversion of the Class C Preferred Stock.

        (b) Mr. McCarthy, as manager of Jayhawk, has the sole power to vote and dispose of the Shares beneficially owned by Jayhawk, Jayhawk Investments, Jayhawk Institutional and Lucky Henry.

        (c) The transactions made, including sales, gifts and transfers, by Kent McCarthy, Jayhawk, Jayhawk Institutional and Jayhawk Investments in the Issuer's securities since the filing of Amendment No. 1, are listed on Annex A attached hereto and made a part hereof. No other transactions in the Issuer's securities were made by Jayhawk Institutional, Jayhawk Investments, Jayhawk or Mr. McCarthy during the referred to period.

        (d) Not Applicable.

        (e) Jayhawk Investments' beneficial ownership in the Issuer dropped below 5% on May 1, 2002, when it transferred Class C Preferred Stock to Jayhawk Institutional and Lucky Henry.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2003               JAYHAWK INSTITUTIONAL PARTNERS, L.P.

                                     By: Jayhawk Capital Management, L.L.C.,
                                         Its general partner

                                     By: /s/ Kent C. McCarthy
                                         --------------------
                                         Kent C. McCarthy, Manager


                                    JAYHAWK INVESTMENTS, L.P.

                                     By: Jayhawk Capital Management, L.L.C.,
                                         Its general partner

                                             By: /s/ Kent C. McCarthy
                                                 --------------------
                                                 Kent C. McCarthy, Manager


                                    JAYHAWK CAPITAL MANAGEMENT, L.L.C.


                                     By: /s/ Kent C. McCarthy
                                         --------------------
                                         Kent C. McCarthy, Manager


                                     /s/ Kent C. McCarthy
                                     --------------------
                                         Kent C. McCarthy

                                     RIDER A

                                     ANNEX A

        Transaction                       Buy/Sell/Transfer                        Quantity                  Transaction/Fair Market
           Date                                                                    (shares)                       Value per Share
        ----------                          -----------                           ----------                      ---------------
          3/20/02                     Kent McCarthy gifted to               1,000 Class C Preferred                    $16.00
                                              charity

          5/01/02                 Transfer from Jayhawk Investments,        54,700 Class C Preferred                   $18.25
                                        LP to Lucky Henry, LP

           5/1/02                 Transfer from Jayhawk Investments,        109,550 Class C Preferred                  $18.25
                                     LP to Jayhawk Institutional
                                            Partners, LP

          6/01/02                   Transfer from Kent McCarthy to          50,000 Class C Preferred                   $22.50
                                  Jayhawk Institutional Partners, LP

          7/29/02                       Kent McCarthy gifted to               200 Class C Preferred                    $21.50
                                               charity

          8/13/02                    Sale by Jayhawk Institutional                1,900 Common                         $ 3.10
                                             Partners, LP

          9/17/02                    Sale by Jayhawk Institutional                 600 Common                          $ 3.08
                                            Partners, LP

         10/31/02                        Transfer from Jayhawk                   200,000 Common                        $ 2.80
                                   Institutional Partners, LP to Kent
                                                McCarthy


          3/27/03                        Purchase by Jayhawk                    450,000 Common plus                    Aggregate
                                      Institutional Partners, LP                    warrants to                        $1,570,500
                                           from the Company                    purchase 112,000 Common
                                                                               (exercise price $3.49
                                                                                      per share)